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Exhibit 12.1

CELLDEX PHARMACEUTICALS, INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

		Year Ended December 31,
	Nine Months Ended September 30, 2013
		2012	2011	2010	2009	2008
		(In thousands)
Loss from continuing operations before taxes	$(59,328)	$(58,077)	$(43,399)	$(6,455)	$(36,850)	$(48,756)
Fixed Charges:
Interest expensed and amortization of debt discount	842	1,576	1,796	1,337	452	156
Estimate of interest within rental expense(2)	661	838	841	821	825	726

Total fixed charges	1,503	2,414	2,637	2,158	1,277	882

Loss as defined for ratio to fixed charges	$(57,825)	$(55,663)	$(40,762)	$(4,297)	$(35,573)	$(47,874)

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)
Due to the Company's loss from continuing operations for the nine months ended September 30, 2013 and the years ended December 31, 2012, 2011, 2010, 2009 and 2008 earnings were insufficient to cover fixed charges by $59.3 million, $58.1 million, $43.4 million, $6.5 million, $36.9 million, and $48.8 million, respectively.

(2)
Interest component on rentals estimated to be one-third of rentals.

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  Exhibit 12.1